Itaú Unibanco Holding S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON JULY 23, 2012

DATE, TIME AND PLACE:   On July 23, 2012, at 12:45 p.m., at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal - Piso Itaú Unibanco, in the city and state of São Paulo.

CHAIR:   Roberto Egydio Setubal.

QUORUM:   The majority of the elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Approved hereby to make up the following Committees which report to the Board of Directors, for the annual term of office which shall expire upon the investiture of those elected at the first meeting of this Board of Directors subsequent to the Annual General Meeting of 2013:

(i)	COMPENSATION COMMITTEE

Chairman: PEDRO MOREIRA SALLES, Brazilian, married, banker, bearer of ID RG-SSP/SP 19.979.952-0,  enrolled in the tax register (CPF) under number 551.222.567-72, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, CEP 04344-902;

Members: ALFREDO EGYDIO ARRUDA VILLELA FILHO, Brazilian, married, engineer, bearer of ID RG-SSP/SP 11.759.083-6, enrolled in the tax register (CPF) under number  066.530.838-88, domiciled in São Paulo (SP) at Rua Sansão Alves dos Santos, 102, 2nd floor, CEP 04571-090; HENRI PENCHAS, Brazilian, married, engineer, bearer of ID RG-SSP/SP 2.957.281, enrolled in the tax register (CPF) under number  061.738.378-20, domiciled in São Paulo (SP), at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 12th floor, CEP 04344-902; ISRAEL VAINBOIM, Brazilian, divorced, engineer, bearer of ID RG-SSP/SP 14.189.351, enrolled in the tax register (CPF) under number  090.997.197-87, domiciled in São Paulo (SP) at Rua Diogo Moreira, 132, suite 1.601, CEP 05423-010; JOSÉ CASTRO ARAÚJO RUDGE, Brazilian, married, business administrator, bearer of ID RG-SSP/SP 14.209.727, enrolled in the tax register (CPF) under number  033.846.588-09, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, CEP 04344-902 (non-director member); and PEDRO LUIZ BODIN DE MORAES, Brazilian, married, economist, bearer of ID RG-IFP/RJ 3.733.122, enrolled in the tax register (CPF) under number  548.346.867-87, domiciled in the United Kingdom at Evelyn Gardens, 32, Flat 5, London SW7 3BJ, United Kingdom.

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF JULY 23, 2012	Page 2

(ii)	PEOPLE COMMITTEE

Chairman: PEDRO MOREIRA SALLES, personal details as above.

Members: CANDIDO BOTELHO BRACHER, Brazilian, married, business administrator, bearer of ID RG-SSP/SP 10.266.958-2, enrolled in the tax register (CPF) under number  039.690.188-38, domiciled in São Paulo (SP) at Av. Brigadeiro Faria Lima, 3,400, 4th floor, CEP 04538-132; RICARDO VILLELA MARINO, Brazilian, married, engineer, bearer of ID RG-SSP/SP 15.111.115-7, enrolled in the tax register (CPF) under number  252.398.288-90, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, CEP 04344-902; and ROBERTO EGYDIO SETUBAL, Brazilian, married, engineer, bearer of ID RG-SSP/SP 4.548.549, enrolled in the tax register (CPF) under number  007.738.228-52, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, CEP 04344-902.

(iii)	RISK AND CAPITAL MANAGEMENT COMMITTEE

Chairman: PEDRO LUIZ BODIN MORAES, personal details as above.

Members: CANDIDO BOTELHO BRACHER, personal details as above; DEMOSTHENES MADUREIRA DE PINHO NETO, Brazilian, married, economist, bearer of ID RG-IFP/RJ 04389036-7, enrolled in the tax register (CPF) under number  847.078.877-91, domiciled in São Paulo (SP) at Av. das Nações Unidas, 12.901, Torre Oeste, 24th floor, CEP 04578-910; GUSTAVO JORGE LABOISSIÈRE LOYOLA, Brazilian, married, economist, bearer of ID RG-SSP/DF 408.776, enrolled in the tax register (CPF) under number  101.942.071-53, domiciled in São Paulo (SP) at Rua Estados Unidos, 498, CEP 01427-000; and ROBERTO EGYDIO SETUBAL, personal details as above.

(iv)	APPOINTMENTS AND GOVERNANCE COMMITTEE

Chairman: PEDRO MOREIRA SALLES, personal details as above

Members: ALFREDO EGYDIO SETUBAL, ALFREDO EGYDIO ARRUDA VILLELA FILHO, DEMOSTHENES MADUREIRA DE PINHO NETO, HENRI PENCHAS and ISRAEL VAINBOIM, personal details of all as above.

(v)	STRATEGY COMMITTEE

Chairman: PEDRO MOREIRA SALLES, personal details as above.

Members: HENRI PENCHAS, ISRAEL VAINBOIM, RICARDO VILLELA MARINO, ROBERTO EGYDIO SETUBAL, personal details of all as above, and NILDEMAR SECCHES, Brazilian, widower, engineer, bearer of ID RG/SSP-SP 3.997.339-6, enrolled in the tax register (CPF) under number  589.461.528-34, domiciled in São Paulo (SP) at Av. Escola Politécnica, 760, CEP 05350-000.

It was recorded that the members of the Compensation Committee, hereby elected, shall take office following ratification by the Central Bank of Brazil of their election.

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF JULY 23, 2012	Page 3

CONCLUSION: The meeting was closed, these minutes were drafted, read, approved by all and signed. São Paulo (SP), July 23, 2012. (signed). Roberto Egydio Setubal and Alfredo Egydio Arruda Villela Filho – Vice-Chairmen; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer